Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

February 27, 2008

John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Hambrecht Asia Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed February 1, 2007 File No. 333-146147

Dear Mr. Reynolds:

On behalf of our client, Hambrecht Asia Acquisition Corp., a Cayman Islands corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 4 (“Amendment No. 4”) on Form S-1 to the Company’s Registration Statement on Form S-1 (No. 333-146147) (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 4 and all exhibits filed therewith.

Amendment No. 4 responds to the comments set forth in the Staff letter dated February 19, 2008 (the “Staff’s Letter”). Amendment No. 4 also reflects certain changes to the terms of the offering, including: a realignment of management, an increase in the amount of the private placement, a reduction in the exercise price of the warrants to $5.00, an increase in the amount of the underwriting discount to be deferred by the underwriters and the transfer of a portion of the Company’s outstanding ordinary shares from the original holders to the purchasers of the private placement warrants.

In order to facilitate your review of Amendment No. 4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 4.

Los Angeles New York Chicago Nashville www.loeb.com

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Risk Factors, page 25

1.
We note you indicate that the company does not qualify to be treated as a foreign private issuer. We also note you have changed your statement indicating you are a foreign private issuer to indicate “If we were to become a foreign private issuer, we would not be subject to certain SEC regulations ....” Please clearly indicate in the appropriate sections that the company currently is not a foreign private issuer.

The Company has revised the disclosure on page 27 of the Registration Statement to clarify that the Company currently is not a foreign private issuer.

2.
We note that you have deleted the risk factor “Because some of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce U.S. court judgments against them in China ....” Please advise us why you believe that this is no longer a material risk to investors.

The Company removed this risk factor because all of the Company’s officers and directors currently reside in the United States and do not currently anticipate moving overseas.

3.
Please explain whether any of your officers or directors who are affiliated with Shea Ventures LLC or Marbella Capital Partners Ltd. might have any conflicts of interest in allocating their time or any conflicts of interest in determining to which entity a particular business opportunity should be presented.

The Company has revised the disclosures on pages 32 and 39 of the Registration Statement to include a discussion of conflicts of interest in allocating time with respect to the entities with which they are affiliated or in determining to which entity a particular business opportunity should be presented.

Cayman Islands Company Considerations, page 101

4.	Please indicate that this section addresses the material differences between the provisions of the Companies Law and the laws applicable to companies incorporated in the United States.

The Company has revised the disclosure on page 102 to state that the “Cayman Islands Company Considerations” section addresses the material differences between the provisions of the Companies Law and the laws applicable to companies incorporated in the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP